Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Drink Monday Inc.
5245 Avenida Encinas Suite A
Carlsbad, CA 92008
https://drinkmonday.co/

Up to $1,499,997.58 in Series Seed Preferred Stock at $1.66
Minimum Target Amount: $14,999.76

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Drink Monday Inc.
Address: 5245 Avenida Encinas Suite A, Carlsbad, CA 92008
State of Incorporation: DE
Date Incorporated: June 06, 2019

Terms:

Equity

Offering Minimum: $14,999.76 | 9,036 shares of Series Seed Preferred Stock
Offering Maximum: $1,499,997.58 | 903,613 shares of Series Seed Preferred Stock
Type of Security Offered: Series Seed Preferred Stock
Purchase Price of Security Offered: $1.66
Minimum Investment Amount (per investor): $250.66

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

<u>Time-Based Perks</u>

Early Bird Bonus

Invest at any level within the first two weeks and receive 5% bonus shares

Avid Investor Perks

These are time-based at a specific level of investment

$5,000+ within first 72 hours and get 15% bonus shares

$5,000+ within the following two weeks get 10% bonus shares

Amount-Based Perks

$250+ | Tier One

Invest $250+ and receive one bottle of your choice, delivered to your door ($45 value)

$500+ | Tier Two

Invest $500+ and in addition to the above, receive one bottle of our exclusive new Spirit before it's available to the public ($90 value)

$1,000+ | Tier Three

Invest $1,000+ and in addition to the above, you'll be fully stocked with our Trio Spirit pack including Gin, Whiskey, & Mezcal ($225 value)

$2,000+ | Tier Four

Invest $2,000+ and in addition to the above, you'll receive an additional $200 of Monday Spirits of your choice

$5,000+ | Tier Five

Invest $5,000+ and in addition to the above, you'll receive an additional $500 of Monday Spirits of your choice

$10,000+ | Tier Six

Invest $10,000+ and in addition to the above, you'll receive an additional $1,000 of Monday Spirits of your choice

$25,000+ | Tier Seven

Invest $25,000+ and in addition to the above, you'll receive an additional $2,500 of Monday Spirits of your choice

$50,000+ | Tier Eight

Invest $50,000+ and in addition the above, you'll become a coveted Monday Tastemaker Member (you'll be included in our R&D process, being able to sample new products and provide feedback to our team before they hit market)

Loyalty Bonus

5% Bonus Shares to Loyalty Members.

The 10% StartEngine Owners' Bonus

Drink Monday, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed Preferred Stock at $1.66 / share, you will receive 110 shares of Series Seed Preferred Stock, meaning you'll own 110 shares for $166. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus, in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Drink Monday, Inc. ("Monday" or the "Company") is a pioneer brand in the burgeoning non-alcoholic beverage category serving premium spirits to consumers demanding cocktails without compromise.

Our drinks portfolio targets spirit categories that allow Monday to stand out with bold, complex flavor profiles that look, feel, and most importantly taste like familiar top-shelf spirits that mix 1:1 in classic cocktails.

Business Model

Our initial digital-first, e-commerce (DTC/AMZN/select partners) approach put us in a strong early position to reach broad audiences quickly.

Recently, we've expanded into a multi-channel approach (B2B) where we plan to expand into retail/brick-and-mortar.

Competitors and Industry

Competitors

Competitors include brands Seedlip, Lyre's, and Ritual.

In essence, our flavor profiles are richer, more complex, and more flavorful compared to the others. We offer a premium, top-shelf adult drinks experience that the others do not, or cannot. That begins with rich storytelling online from our digitally native roots through to the unboxing experience when goods arrive at your door, then onto the tasting, followed by the social occasions that follow with our liquids in tow carrying on conversation and connection.

Industry

As of October 2021, non-alcoholic sales totaled $331 million (up +33.2%) (Nielsen IQ). There was a 315% increase in online non-alcoholic + low-alcoholic beverage dollar sales in the latest 12 months vs. a 26% increase in alcoholic beer, wine, and spirits e-commerce sales (Nielsen IQ).

Source: https://nielseniq.com/global/en/insights/education/2022/non-alcoholic-beverage-trends-in-the-us/)

No / low alcohol consumption is projected to increase by 31% by 2024, according to IWSR Drinks Market Analysis, 2021.

Source: https://www.theiwsr.com/wp-content/uploads/IWSR_No-and-Low-Alcohol-Gains-Share-Within-Total-Beverage-Alcohol-2021.pdf

Current Stage and Roadmap

Current Stage

We are currently in-market with our product. In 2022, we achieved $3.7M+ in revenue.

Future Roadmap

We are expanding into retail channels - retailers, bars, and restaurants - and will achieve this reach by partnering with distributors and sales groups to grow the brand in these outlets.

The Team

Officers and Directors

Name: Garrett Potter

Garrett Potter's current primary role is with goPure Brands. Garrett Potter currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: December, 2022 - Present

Responsibilities: Manages the overall business and affairs of the company

Other business experience in the past three years:

- **Employer:** Vessel Brand Inc.
  Title: CFO / COO
  Dates of Service: May, 2019 - December, 2022
  Responsibilities: Garrett managed the finances, operations, and typical related duties of the company.

Other business experience in the past three years:

- **Employer:** goPure Brands
  Title: CFO/COO
  Dates of Service: March, 2023 - Present
  Responsibilities: Garrett is a full-time CFO at goPure Brands responsible for principal accounting duties as well as typical CFO and COO related duties.

Other business experience in the past three years:

- **Employer:** Drink Monday
  Title: CFO/COO
  Dates of Service: March, 2021 - February, 2023
  Responsibilities: Typical CFO and COO responsibilities including finance, operations, and related duties

Name: Christopher L Boyd

Christopher L Boyd's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman of the Board
  Dates of Service: February, 2023 - Present
  Responsibilities: Founder, previous CEO, Chairman of the Board.

Other business experience in the past three years:

- **Employer:** Drink Monday
  Title: CEO
  Dates of Service: April, 2019 - January, 2023
  Responsibilities: Founder and chief executive responsible for general supervision, direction, and control of the business and company officers

Name: Taylor Hartley Foxman-Weiner

Taylor Hartley Foxman-Weiner's current primary role is with The Industry Collective. Taylor Hartley Foxman-Weiner currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: August, 2022 - Present
  Responsibilities: Board Member and Advisor.

Other business experience in the past three years:

- **Employer:** The Industry Collective
  Title: Chief Executive Officer
  Dates of Service: April, 2020 - Present
  Responsibilities: Beverage Advising.

Name: Tonya Wearner

Tonya Wearner's current primary role is with Califia Farms. Tonya Wearner currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: August, 2019 - Present
  Responsibilities: Board Member and Advisor.

Other business experience in the past three years:

- **Employer:** Califia Farms
  Title: Senior Vice President
  Dates of Service: January, 2021 - Present
  Responsibilities: SVP of International Sales, Marketing and Supply Chain

Other business experience in the past three years:

- **Employer:** Quest Nutrition
  Title: Senior Vice President
  Dates of Service: January, 2018 - January, 2021
  Responsibilities: SVP of Ecommerce

Name: Michael Francis Marckx

Michael Francis Marckx's current primary role is with MONUMENTS OF CYCLING. Michael Francis Marckx currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: January, 2023 - Present
  Responsibilities: Board member focused on disruptive marketing advisement.

Other business experience in the past three years:

- **Employer:** MONUMENTS OF CYCLING
  Title: Chief Executive Officer and Founder
  Dates of Service: January, 2016 - Present
  Responsibilities: Typical CEO responsibilities and duties.

Other business experience in the past three years:

- **Employer:** CREATIVE DISRUPTION
  Title: Chief Disruption Officer
  Dates of Service: January, 2015 - Present
  Responsibilities: Owner and operator-related duties typically found with virtual marketing agencies.

Name: Kenneth Allen Young

Kenneth Allen Young's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: November, 2022 - Present
  Responsibilities: Responsible for the general supervision, direction, and control of the business and company officers. Ken receives $120,000 in annual salary.

Other business experience in the past three years:

- **Employer:** BASECAMP Consulting Group LLC
  Title: Co-founder & Chairman
  Dates of Service: November, 2020 - Present
  Responsibilities: Chairman of the Board of Directors. Requires only a de minimus amount of time to fulfill.

Other business experience in the past three years:

- **Employer:** Flywheel Strategic Partners
  Title: Managing Partner
  Dates of Service: August, 2022 - Present
  Responsibilities: Advisor to the CEO/Founder

Other business experience in the past three years:

- **Employer:** Hedgehog Investment Research
  Title: Advisor
  Dates of Service: March, 2019 - March, 2021
  Responsibilities: Advisor to the Founder

Other business experience in the past three years:

- **Employer:** Nutritional High
  Title: EVP, General Manager
  Dates of Service: December, 2019 - November, 2020
  Responsibilities: Operate the company's California distribution arm

Name: Ricardo Camargo

Ricardo Camargo's current primary role is with Vapor Studio. Ricardo Camargo currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: January, 2023 - Present
  Responsibilities: Board member focused on beverage and brand advisement.

Other business experience in the past three years:

- **Employer:** Vapor Studio
  Title: Founder + CEO
  Dates of Service: March, 2003 - Present
  Responsibilities: CEO

Name: Marcelo Mascarenhas Kertesz

Marcelo Mascarenhas Kertesz's current primary role is with Manscaped. Marcelo Mascarenhas Kertesz currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-founder, Board Member

Dates of Service: July, 2019 - Present
Responsibilities: Marcelo has created the initial branding and, as a board member, he provides guidance on our branding and marketing initiatives.

Other business experience in the past three years:

- **Employer:** Manscaped
  Title: Chief Marketing Officer
  Dates of Service: April, 2020 - Present
  Responsibilities: Responsible for Marketing strategy and initiatives, as well as creative, product design and packaging.

Name: Anthony Domenici

Anthony Domenici's current primary role is with BASECAMP Consulting Group. Anthony Domenici currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer
  Dates of Service: February, 2023 - Present
  Responsibilities: Oversee accounting, cash flow, and strategic finance, working approximately 5 hours per week.

Other business experience in the past three years:

- **Employer:** BASECAMP Consulting Group
  Title: Co-Founder & CFO
  Dates of Service: September, 2020 - Present
  Responsibilities: Fractional CFO

Other business experience in the past three years:

- **Employer:** Petalfast
  Title: CFO
  Dates of Service: October, 2021 - September, 2022
  Responsibilities: Responsible for all finance and accounting, member of the management team

Other business experience in the past three years:

- **Employer:** Kurvana
  Title: VP Finance & Accounting
  Dates of Service: April, 2019 - February, 2020

Responsibilities: Report to CEO as finance leader and overseeing accounting department. Heavy experience in cash management, supply chain/inventory planning, strategic planning, financial projection modeling, and financial reporting.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series Seed Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Series Seed Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you

are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Series Seed Preferred Stock in the amount of up to $1.5M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in “Use of Proceeds.”

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders

of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
The Series Seed Preferred Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will

(possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Drink Monday Inc. was formed on 06/06/2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Drink Monday Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection

without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Drink Monday or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Drink Monday could harm our reputation and materially negatively impact our financial condition and business.

The Company's Chief Executive Officer currently has multiple roles.
The Company's Chief Executive Officer, Kenneth Young, also currently works for his unrelated companies BASECAMP Consulting Group LLC and Flywheel Strategic Partners. These roles require little of Kenneth's time and he considers his work with Drink Monday as his priority. Kenneth also receives a salary of $120,000 for his CEO work with Drink Monday. While Kenneth's focus is on his work with the Company, there is some level of risk in investing in a company whose CEO holds concurrent employment with unrelated companies.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Ben Acott	2,839,583	Common Stock	20.47%
Christopher L Boyd	2,050,000	Common Stock	14.78%

The Company's Securities

The Company has authorized Common Stock, Series Seed Preferred Stock, Series Seed Shadow Preferred Stock, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 903,613 of Series Seed Preferred Stock.

Common Stock

The amount of security authorized is 15,136,030 with a total of 11,068,450 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 2,366,089 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 202,361 shares to be issued pursuant to stock options, reserved but unissued.

Series Seed Preferred Stock

The amount of security authorized is 2,800,133 with a total of 1,535,963 outstanding.

Voting Rights

Voting is equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held are convertible. Please see below for further details on material rights.

Material Rights

For further information on the material rights associated with this class of securities, please see the Amended & Restated Certificate of Incorporation attached to the Offering Memorandum as Exhibit F.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Liquidation, Dissolution, Winding Up; Certain Mergers, Consolidations, and Asset Sales. In the event of certain liquidation, dissolution, or winding up of the Company, the holders of Preferred Stock then outstanding must be paid out before payment to the holders of Common Stock.

Conversion. The holders of Preferred Stock have certain conversion rights as well as mandatory conversion obligations.

Dividends. Dividends shall be declared pro rata on the Common Stock and Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such shareholder.

Preemptive Rights. No stockholder of the Company has a right to purchase shares of capital stock sold or issued by the Company except to the extent that such a right may from time to time be set forth in a written agreement with the stockholder.

Series Seed Shadow Preferred Stock

The amount of security authorized is 1,267,447 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series Seed Shadow Preferred Stock.

Material Rights

Note that these SAFE notes were not considered to have been converted into 1,267,447 shares of Series Seed Shadow Preferred Stock at the time this Regulation Crowdfunding Offering was opened and were erroneously included in the pre-money valuation calculation's fully diluted amount outstanding.

For further information on the material rights associated with this class of securities, please see the Amended & Restated Certificate of Incorporation attached to the Offering Memorandum as Exhibit F.

Liquidation, Dissolution, Winding Up; Certain Mergers, Consolidations, and Asset Sales. In the event of certain liquidation, dissolution, or winding up of the Company, the holders of Preferred Stock then outstanding must be paid out before payment to the holders of Common Stock.

Conversion. The holders of Preferred Stock have certain conversion rights as well as mandatory conversion obligations.

Dividends. Dividends shall be declared *pro rata* on the Common Stock and Preferred Stock on a *pari passu* basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such shareholder.

Preemptive Rights. No stockholder of the Company has a right to purchase shares of capital stock sold or issued by the Company except to the extent that such a right may from time to time be set forth in a written agreement with the stockholder.

SAFE

The security will convert into Cf shadow series stock and the terms of the SAFE are outlined below:

Amount outstanding: $916,423.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $7,000,000.00
Conversion Trigger: See Other Material Terms below.

Material Rights

Note that these SAFE notes were not considered to have been converted into 1,267,447 shares of Series Seed Shadow Preferred Stock at the time this Regulation Crowdfunding Offering was opened and were mistakenly included in the pre-money valuation calculation's fully diluted amount outstanding.

Conversion at Company's Discretion.

If an Equity Financing occurs before a liquidation, dissolution, or the SAFE note terminates, the Company shall promptly notify the Investor of the closing of the First

Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing.

Equity Financing. On the completion of the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

Liquidity Event. (i) If there is a Liquidity Event before the termination of the SAFE before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

Dissolution Event. If there is a Dissolution Event before the SAFE terminates, subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as-converted basis based on a valuation of Common Stock as determined by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

Termination. The SAFE will terminate upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor

What it means to be a minority holder

As a minority holder of Series Seed Preferred Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Series Seed Preferred Stock
  Type of security sold: Equity
  Final amount sold: $425,676.00
  Number of Securities Sold: 255,845
  Use of proceeds: Brick and Mortar Expansion, Digital Growth Marketing, and Research and Development.
  Date: June 28, 2022

Offering exemption relied upon: Regulation CF

- **Type of security sold:** SAFE
  Final amount sold: $2,091,423.00
  Use of proceeds: Fund marketing spend, operations, and inventory
  Date: August 20, 2021
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2022, compared to year ended December 31, 2021

Revenue

Revenue in 2022 was $3,724,908, +7% vs 2021. We achieved this revenue while optimizing our ad spend, which was 15% less year over year.

Cost of Revenue

Cost of sales in 2022 grew proportionately, increasing 5% to $2,243,991 from costs of $2,129,443 in fiscal year 2021.

Gross Margins

Our 2022 gross profit increased by $137,034 over the 2021 gross profit. Gross margins as a percentage of revenues increased from 38.7% in 2021 to 39.8% in 2022.

Expenses

The Company's expenses consist of, among other things, personnel costs, advertising and marketing expenses, selling commissions, merchant processing fees, professional services, product research and development expenses, and general administrative expenses. Expenses in 2022 were relatively flat, decreasing slightly by $6,403 from 2021. While the company was able to realize some savings in legal and professional fees, this was offset by higher payroll and software costs. Sales and marketing expenses were flat.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue-generating. We are of the opinion that the historical cash flows of the Company are generally indicative of the revenue and cash flows expected in the near term but expect the company's focus on growing retail via distribution partnerships should create a path to profitability in the next 12-24 months.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 22, 2023, the Company has capital resources available in the form of $341,996 in cash on hand. The Company is also under contract with a lender which provides it the opportunity to add additional debt of up to $450,000 provided certain financial milestones are achieved in 2023.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. The Company continues to operate at an operating loss which requires additional cash to support. The funds from this campaign will allow us to continue to invest in advertising, marketing, and key sales leadership roles to continue revenue growth. We believe that there may be other capital resources available in the form of incremental debt or equity, but the availability of those resources is uncertain.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary for the viability of the Company. If we raise the maximum amount, about 70% will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 10 additional months. This is based on a projected monthly burn rate of approximately $50,000 for total combined cost of sales and operating expenses in excess of revenue.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for a minimum of 2 years. This is based on a projected monthly burn rate of up to $100,000 for increased advertising and personnel costs, in addition to the combined cost of sales and operating expenses in excess of revenue.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including the possible issuance of equity to traditional venture capital or private equity firms.

Indebtedness

- **Creditor:** DECATHLON ALPHA IV, L.P.
  Amount Owed: $814,173.00
  Interest Rate: 1.0%
  Maturity Date: July 07, 2027
  $800k advance on future revenue, collection is 3.5% of revenue, additional $450k available for a draw with conditions. Interest rate accrues at variable rates from 0.35x - 1x times the aggregated total amount of advances and depends on how quickly revenue generation is scaled.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $23,027,287.60

Valuation Details:

Given the recency of our last Reg CF offering, we have elected to sell shares at the same price per share of $1.66. Based on the total number of shares currently issued and outstanding of 13,871,860, which includes the pro forma number of shares that would be issued to SAFE holders at fixed valuations, we calculate the pre-money valuation to be $23,027,287.60.

Previous Sale of Securities

Our last capital raise was a $24.5M valuation and share price of $1.6638 based on 6.125x multiple of our trailing 12 months of revenue generated. That offering opened in January 2022 and closed with a total of $425,676.00 raised from the sale of Series Seed Preferred Stock.

We believe this previous sale of securities is one of the justifications for our valuation of $23,027,287.60.

Developments & Progress Since Prior Sale

In the Quarter (Q2 2022) following our last crowdfunding round, we reached the following milestones:

- Crossed $7M in lifetime sales (just 27mo in market)

- 7 awards earned by Monday's spirits for taste and design at the latest industry competitions

- 3 new cocktail kits released; 2 cocktail kits replenished due to stockout; 11 total offerings at current

- Kicked off R&D activities for Monday's next spirit

In Q3 2022, we reached the following milestones:

- Crossed $8M in lifetime sales

- Secured additional funding from Decathlon Capital Partners

- 3 medals won from BTI for spirits excellence, giving our range 10 distinctions in total

- 4 new cocktail kits released with 13 total offerings in stock

- R&D on our next spirit offering has entered the taste-testing phase

In Q4 2022 (and into our peak selling seasons, Jan 2023), we reached the following milestones:

- Crossed $9M in lifetime sales

- Record sales for the Dry Jan season

- Record sales for any one-month period

- Crossed 1000 retail door milestone mark

- 3 new medals awarded for packaging design

- Launched on Drizly (select markets)

- Approved in Total Wine (14 states!)

In Q1 2023, Founder and then-CEO, Chris Boyd, announced material changes in Monday's leadership with Ken Young being brought on as CEO to lead the brand into brick-and-mortar expansion, along with a number of changes at the Board level to support the retail strategy.

2022 Revenue Generated

Drink Monday continued to expand its presence online, growing revenue substantially over 2021. We achieved record sales months and numbers of customers served throughout the year.

We saw the cost of revenue, that is the cost of acquiring customers online, grow and began to chart a stronger path toward our retail strategy where we can grow revenue and profitability.

Value of Assets

We believe this valuation properly reflects the value of the Company's assets, including its large customer database, revenue-producing website, and trademarks and proprietary product formulations.

Additionally, the valuation reflects a multiple of approximately 6.4 times the Company's annual revenue which we believe to be comparable to other companies engaged in substantially similar business at similar stages that have recently raised money on similar platforms. Lastly, our prior raise at the same valuation shows a comparable arms-length transaction.

Management Experience and Prior Success

Chris Boyd (Co-Founder & Chairman) Chris has spent the last 21 years passionately creating high-impact wins for organizations that improve lives across a broad set of industries (Pharma, Biotech, Hospitality, Live Event, Mgmt Consulting, and Consumer Packaged Goods). The common threads from his deep experience include transforming complex problems into tangible plans and deliverables, building effective teams that execute at a high level, and creating products / services that make a difference. Chris is also a 3x successful entrepreneur and founder dedicated fully to realizing the mission and vision of Monday.

Marcelo Kertesz (Co-Founder & Director) Marcelo is Monday's most seasoned founder with 20+ years of experience changing hearts and minds on the global stage as a peerless brand & communications strategist, advertiser, and product designer. His impressive brand portfolio includes significant contributions that elevated Budweiser, Microsoft, and Fiat to their current iconic status. Marcelo has also facilitated the election of presidents (6 out of 7 presidents in 5 different countries) and taken startups to billion-dollar-plus IPOs (Manscaped) aside from building the Monday brand from the ground up.

Garrett Potter (Investor & Director) Garrett is a senior leader with 15+ years of experience working with high-growth brands. He began his career in M&A and fundraising, leading middle market transactions across a variety of industries, and is also a former licensed securities representative with FINRA. From there, Garrett joined a private equity firm focused on growth capital investments in emerging lifestyle brands, including prAna, Boingo, Acorns Grow, and many others. For the past 5+ years, Garrett has been working in C-level leadership roles for start-up CPG brands, leading one to an IPO (Hylete) and two others to strategic acquisitions (SKLZ; Vessel).

Michael Marckx (Director) Michael Marckx is a global leader, brand strategist, TEDx Speaker, and event, media, and storytelling maven, championing categories like apparel, footwear, watches, eyewear, accessories, and bicycles. He has spent his entire career immersed in the youth & sports cultures in various roles from Creative Director to CEO, Chief Marketing Officer to Chairman of the Board. He was president & CEO of SPY Inc, leading a massive turnaround of the publicly-traded brand, and his creative leadership has helped a varied list of other brands and institutions like Surfrider Foundation, Adidas, Nixon, Billabong, Ocean Pacific, Globe, 100%, Bluetorch, Outdoor Retailer and Surfing Magazine to name a few. A frequent lecturer on Marketing, Branding & Culture, Marckx enjoys learning from anyone willing to share.

Ricardo Camargo (Director) Ricardo is a brand builder and business leader with 20+ years of experience in the global brand space. As the Founder and CEO of Vapor Studio, a global brand design consultancy, he has partnered with renowned clients such as Adidas, Treasury Wine Estates, Medterra, Oakley, and Burton, specializing in innovative brand strategy. Ricardo's expertise spans a range of verticals, including food & beverage, health & wellness, and consumer electronics. He brings a wealth of knowledge and experience to every project, helping his clients achieve their business goals and create consumer-centric experiences.

Taylor Hartley Foxman-Weiner (Director) Taylor is a strategic advisor for 40 CEOs of leading emerging beverage brands globally; additionally, she serves as a board advisor for 4 venture capital firms, hosts 2 podcasts on the convergence of retail, beverage, and culture, and contributes to Rolling Stone via her role on the Culture Committee. Prior to The Collective, Foxman served various roles across global beverage corporations such as Gruppo Campari, Boston Beer Company, Pernod Ricard, Stoli Group, Sidney Frank, Edrington Americas, and more.

Ken Young (CEO) Ken has proven drinks industry experience and the knowledge to scale Monday into retail. Prior to Monday, Ken built a consultancy that has served more than 50 startup & emerging brands in the CPG industries focused on scaling from seed to Series A.

Conclusion

Based on the above, we believe the Company's pre-money valuation of $23,027,287.60 is accurate.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation has also been calculated as if the Company's outstanding convertible securities have converted to stock. The Company currently has $916,423 in Simple Agreements For Equity (SAFE Notes) outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.76 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Service Fees*
  94.5%
  StartEngine Service Fees

If we raise the over allotment amount of $1,499,997.58, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Sales & Marketing*
  40.0%
  We will use 40% of the funds to create and distribute marketing content that drives traffic to our direct-to-consumer channels and support our expansion into retail with trade promotions, events, and activation that support our brand via customers (retail, on/off premise) and distributor partners.
- *Personnel:*
  20.0%
  We will use 20% of the funds to hire key personnel in sales and marketing.

Wages to be commensurate with training, experience and position.

- *Research & Development*
  10.0%
  We will use 10% of the funds for continued new product development and market testing of new spirits.

- *Inventory*
  15.0%
  We will use 15% of the funds raised to purchase additional inventory for the product launch of our upcoming 4th spirit and various related bundles.

- *Working Capital*
  9.5%
  We will use 9.5% of the funds for other working capital such as funding the offering of credit terms to retail customers, as well as ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://drinkmonday.co/ (https://drinkmonday.co/annualreports).

Updates

Updates on the status of this Offering may be found at: www.startengine.com/drinkmonday

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Drink Monday Inc.

[See attached]

Drink Monday Inc.

(a Delaware Corporation)

Audited Financial Statements

Period of January 1, 2021

through December 31, 2021

Audited by:

TaxDrop

TaxDrop LLC

A New Jersey CPA Company

Financial Statements

Drink Monday Inc.

Table of Contents

TaxDrop

Independent Auditor's Report

September 22, 2022
To: Board of Directors of Drink Monday Inc.
Attn: Garrett Potter, CFO; Chris Boyd, CEO
Re: 2021 Financial Statement Audit – Drink Monday Inc.

Report on the Audit of the Financial Statements

Opinion
We have audited the financial statements of Drink Monday Inc., which comprise the balance sheets as of December 31, 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Drink Monday Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Drink Monday Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Drink Monday Inc.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Drink Monday Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Drink Monday Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

TaxDrop LLC

TaxDrop LLC
Robbinsville, New Jersey
September 22, 2022

DRINK MONDAY, INC
BALANCE SHEET
As of December 31, 2021
(Audited)

ASSETS		**2021**
Current Assets		
Cash and cash equivalents	$	480,430
Accounts Receivable		26,199
Total Current Assets		**506,629**
Other Assets		
Inventory		990,274
Other Current Assets		31,702
Total Other Assets		**1,021,975**
Total Assets	**$**	**1,528,604**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	$	78,675
Credit cards		6,619
Accrued Expenses		127,337
Loan Payable		311,879
Total Current Liabilities		**524,509**
Total Liabilities		**524,509**
Stockholders' deficit		
Common Stock: $0.00001 par value,10,000,000 shares authorized 8,500,000 shares issued and outstanding		85
Additional paid-in capital		40,626
Additional paid-in capital - Stock Options		1,466
SAFEs		2,091,423
Retained earnings		(1,129,504)
Total Stockholders' Deficit		**1,004,095**
Total Liabilities and Stockholders' Deficit	**$**	**1,528,604**

The accompanying footnotes are an integral part of these financial statements.

DRINK MONDAY, INC.
INCOME STATEMENT
Year Ended December 31, 2021
(Audited)

	2021
Revenues	$ 3,473,326
Cost of revenues	2,129,443
Gross Profit	**1,343,883**
Operating Expenses	
General and administrative	45,606
Payroll	353,341
Rent	13,579
Software	15,895
Legal and professional	286,550
Sales and marketing	1,623,433
Total Operating Expenses	**2,338,404**
Other Income/(Expense)	
Interest expense	28,500
Share-based compensation	1,466
Total other expense	**29,966**
Net Income (Loss)	**$ (1,024,487)**

The accompanying footnotes are an integral part of these financial statements.

DRINK MONDAY, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
Year Ended December 31, 2021
(Audited)

	Common Stock		Additional Paid-in-Capital	Additional Paid-in-Capital - Stock Options	SAFE Notes	Retained Earnings	Stockholders' Equity
	Shares	Value ($0.00001 par)					
Balance as of December 31, 2020	**8,500,000**	**$ 85**	**$ 40,626**	**$ -**	**$ 25,000**	**$ (105,018)**	**$ (39,307)**
Issuance of SAFEs Notes	-	-	-	-	2,066,423	-	2,066,423
Share-based compensation	-	-	-	1,466	-	-	1,466
Net Loss	-	-	-	-	-	(1,024,486)	(935,291)
Balance as of December 31, 2021	**8,500,000**	**$ 85**	**$ 40,626**	**$ 1,466**	**$ 2,091,423**	**$ (1,129,504)**	**$ 1,004,095**

DRINK MONDAY, INC.
STATEMENTS OF CASH FLOWS
Year Ended December 31, 2021
(Audited)

	2021
Cash Flows from Operating Activities	
Net Income (Loss)	**$ (1,024,487)**
Adjustments to reconcile net income (loss) to net cash provided by operations:	
Share-based compensation	1,466
Changes in operating assets and liabilities:	
Accounts receivable	(22,599)
Inventory	(875,927)
Current assets	(9,031)
Accounts payable	37,894
Credit cards	(19,517)
Accrued expenses	127,337
Net cash provided by (used in) operating activities	**(1,784,864)**
Cash Flows from Investing Activities	
Net cash used in investing activities	**-**
Cash Flows from Financing Activities	
Safe Notes	2,066,423
Issuance of Common Stock	-
Loan Payable Issued	553,500
Loan Payable Repayments	(454,393)
Net cash used in financing activities	**2,165,530**
Net change in cash and cash equivalents	**380,666**
Cash and cash equivalents at beginning of period	99,763
Cash and cash equivalents at end of period	**$ 480,430**

The accompanying footnotes are an integral part of these financial statements.

DRINK MONDAY, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021
(Audited)

NOTE 1 – NATURE OF OPERATIONS

Drink Monday, Inc. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on June 6, 2019. The Company sells non-alcoholic spirits. The Company's headquarters are in Carlsbad, California. The company began operations in 2019.

Since Inception, the Company has relied on the issuance of common stock and SAFE notes to fund its operations. As of December 31, 2021 the Company had an accumulated deficit and will likely incur additional losses prior to generating positive retained earnings. During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9) and funds from revenue producing activities, if and when such can be realized. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021, the Company had $480,430 of cash on hand.

Inventory

DRINK MONDAY, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021
(Audited)

Inventories are stated at the lower of cost or market value. Cost is determined by the first-in, first out (FIFO) method.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021 as there were no fixed assets.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

DRINK MONDAY, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021
(Audited)

There is no income tax provision for the Company for the year ending December 31, 2021, as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2021. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2021, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling non-alcoholic spirits. The Company's payments are generally collected upfront. For year ending December 31, 2021 the Company recognized $3,473,326 in gross revenue.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2021 the company had $26,199 in accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred. Such costs approximated $1,425,007 for the year ended December 31, 2021.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The Company adopted this new standard on January 1, 2021 and the adoption did not have a material impact on its financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company adopted this new standard on January 1, 2021 and the adoption did not have a material impact on its financial statements and related disclosures.

DRINK MONDAY, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021
(Audited)

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INVENTORIES

At December 31, 2021 inventory consisted of the following:

	2021
Raw Materials	319,266
Work in Progress	139,780
Finished Goods	359,666
Inventory in Transit	139,204
Inventory Deposits	32,358
	$ 990,274

NOTE 4 – LOANS

Cash Advance Received

In 2020, the Company received cash advances from WayFlyer and Shopify of $225,000 and $98,600, respectively, requiring principal repayment with 10% and 11% of transaction fees, respectively. In 2021, the Company received additional cash advances of $300,000 and $225,000, requiring principal repayment with 5% and 6% of transaction fees, respectively. The loans are repaid via receivables generated via the respective platforms and are taken out of sales until fully repaid. As of December 31, 2021, the Company had a balance of $311,879 left for repayment.

NOTE 5 – INCOME TAX PROVISION

The Company has filed its income tax return for the period ended December 31, 2021, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Since the passage of the Tax Cuts and Jobs Act of 2017 ("TJCA'), net operating losses can be carried forward indefinitely. The Federal net operating loss carryforward for tax purposes as of December 31, 2021 totaled $1,125,035. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes.

NOTE 6 – STOCKHOLDERS' EQUITY

Common Stock

DRINK MONDAY, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021
(Audited)

As of December 31, 2021, the Company has 8,500,000 shares of common stock issued and outstanding. No additional shares were issued in 2021.

Additional Paid-In Capital – SAFEs

In 2020, the Company issued Simple Agreements for Future Equity ("SAFEs") totaling $25,000. The SAFEs were automatically convertible into preferred units on the completion of an equity financing event ("Qualified Financing"). The conversion price is the lesser of the price per unit of preferred units received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $6,500,000 divided by the sum of all Company interests issued and outstanding, assuming exercise or conversion of all outstanding profits interest, vested and unvested options, warrants and other convertible securities, but excluding all SAFEs, convertible promissory notes, and including all interests reserved and available for future grant under any equity incentive or similar plan of the Company and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing.

In 2021, the Company issued Simple Agreements for Future Equity ("SAFEs") totaling $2,066,423. The SAFEs are automatically convertible into preferred stock on the completion of a transaction in which the Company raises capital by issuing equity securities ("Equity Financing"). The conversion price is the price per share equal to the quotient of $6,500,000, $7,000,000 or $15,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including all outstanding vested or unvested options or warrants to purchase capital stock, but excluding the issuance reserved for future issuance under an equity incentive plan, convertible promissory notes, and SAFEs.

NOTE 7 – STOCK BASED COMPENSATION

The Company adopted a 2021 Stock Option Plan ("2021 Plan") which permits the grant or option of shares to its employees for up to 1,500,000 shares. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders.

In 2021, the Company issued 1,142,000 stock options for common stock with an exercise price of $0.09 per share that vest over the period of four years. The fair value of each option award is estimated on the date of grant using a Black Scholes option-pricing model. The company uses the average volatility of peer companies to estimate expected volatility. The Company uses the average of the vesting and term of the option to estimate the expected term. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. Forfeitures are accounted for as they occur. The expected dividend yield is zero based on the Company not anticipating paying dividends in the foreseeable future. The company recorded a share-based compensation expense of $1,466 as of December 31, 2021.

Below are the Black Scholes factors utilized by management:

Exercise price	$	0.09
Fair value share price	$	0.09
Expected volatility		35.0%
Expected term		1.00 years
Expected dividend rate		0.00%
Risk-free rate		2.31%

DRINK MONDAY, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021
(Audited)

Fair value per share option	$ 0.013

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 9 – SUBSEQUENT EVENTS

Increase Authorized Shares

In 2022, The Company amended its articles of incorporation to increase total authorized shares from 8,500,000 shares to 16,674,270, consisting of 13,871,860 shares of common stock, $0.0001 par value and 2,803,410 shares of preferred stock, $0.0001 par value.

Completed Crowdfunded Offering

In 2022, the Company offered (the "Crowdfunded Offering") preferred stock via a combination of equity offered under Regulation CF and Regulation D. At the close of the offering the Company raised a total of $425,676.

The Crowdfunded Offering was made through SeedInvest (the "Intermediary" aka "SI Securities, LLC" or "SeedInvest.com"). SI Securities received cash compensation equal to 5% of the value of the securities sold and equity compensation equal to 2.50% of the number of securities sold.

Cash Advance Received

In 2022, the Company received cash advances of $230,000 and $225,000 requiring principal repayment with 5.75% and 13.5% of transaction fees, respectively. The loans are repaid via receivables generated via the respective platforms and are taken out of sales until fully repaid.

Additionally, the Company entered into a loan agreement for $121,000 with a one-year maturity, accruing interest at 7.99%.

Management's Evaluation

Management has evaluated subsequent events through September 22, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Drink Monday Inc.

(a Delaware Corporation)

Audited Financial Statements

Period of January 1, 2022

through December 31, 2022

Audited by:

TaxDrop

TaxDrop LLC

A New Jersey CPA Company

Financial Statements

Drink Monday Inc.

Table of Contents

TaxDrop

Independent Auditor's Report

March 29, 2023
To: Board of Directors of Drink Monday Inc.
Attn: Ken Young, CEO
Re: 2022 Financial Statement Audit – Drink Monday Inc.

Report on the Audit of the Financial Statements

Opinion
We have audited the financial statements of Drink Monday Inc., which comprise the balance sheets as of December 31, 2022 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Drink Monday Inc. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Drink Monday Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Drink Monday Inc.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Drink Monday Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Drink Monday Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

TaxDrop LLC

TaxDrop LLC
Robbinsville, New Jersey
March 29, 2023

DRINK MONDAY, INC
BALANCE SHEET
As of December 31, 2022
(Audited)

ASSETS		2022
Current Assets		
Cash and cash equivalents	$	438,202
Accounts Receivable		4,129
Total Current Assets		**442,331**
Other Assets		
Inventory		943,313
Other Current Assets		117,324
Total Other Assets		**1,060,636**
Total Assets	**$**	**1,502,967**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	$	116,640
Credit cards		1,810
Accrued Expenses		37,840
Loan Payable		0
Deferred Revenue		12,514
Total Current Liabilities		**168,804**
Long-term Liabilities		
Loan Payable		800,000
Accrued Interst		14,173
Total Long-term Liabilities		**814,173**
Total Liabilities		**982,977**
Stockholders' deficit		
Common Stock; $0.00001 par value, 13,871,860 shares authorized 8,500,000 shares issued and outstanding		85
Prefered Stock; $0.00001 par value, 2,803,410 shares authorized 1,535,963 shares issued and outstanding		154
Additional paid-in capital - Common Stock		40,626
Additional paid-in capital - Preferred Stock		1,611,165
Additional paid-in capital - Stock Options		9,801
SAFEs		916,423
Retained earnings		(2,058,264)
Total Stockholders' Deficit		**519,990**
Total Liabilities and Stockholders' Deficit	**$**	**1,502,967**

The accompanying footnotes are an integral part of these financial statements.

DRINK MONDAY, INC.
INCOME STATEMENT
Year Ended December 31, 2022
(Audited)

		2022
Revenues	$	3,724,908
Cost of revenues		2,243,991
Gross Profit		**1,480,917**
Operating Expenses		
General and administrative		54,260
Payroll		367,547
Rent		6,817
Software		41,266
Legal and professional		77,978
Sales and marketing		1,784,133
Total Operating Expenses		**2,332,001**
Other Income/(Expense)		
Interest expense		69,340
Share-based compensation		8,335
Total other expense		**77,675**
Net Income (Loss)	**$**	**(928,759)**

The accompanying footnotes are an integral part of these financial statements.

DRINK MONDAY, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
Year Ended December 31, 2022
(Audited)

	Common Stock		Additional Paid-in-Capital - Common Stock	Preferred Stock		Additional Paid-in-Capital - Preferred Stock	Additional Paid-in-Capital - Stock Options	SAFE Notes	Retained Earnings	Stockholders' Equity
	Shares	Value ($0.0001 par)		Shares	Value ($0.0001 par)					
Balance as of December 31, 2021	**8,500,000**	**$ 85**	**$40,626**	**-**	**$-**	**$-**	**$1,466**	**$2,091,423**	**$(1,129,505)**	**$1,004,094**
Issuance of Preferred Stocks	-	-	-	262,241	26	436,292	-	-	-	436,318
Conversion of SAFE Notes	-	-	-	1,273,722	127	1,174,873	-	(1,175,000)	-	-
Share-based compensation	-	-	-	-	-	-	8,335	-	-	8,335
Net Loss	-	-	-	-	-	-	-	-	(928,759)	(928,759)
Balance as of December 31, 2022	**8,500,000**	**$ 85**	**$40,626**	**1,535,963**	**$154**	**$1,611,165**	**$9,801**	**$916,423**	**$(2,058,264)**	**$519,990**

The accompanying footnotes are an integral part of these financial statements.

DRINK MONDAY, INC.
STATEMENTS OF CASH FLOWS
Year Ended December 31, 2022
(Audited)

	2022
Cash Flows from Operating Activities	
Net Income (Loss)	**$ (928,759)**
Adjustments to reconcile net income (loss) to net cash provided by operations:	
Share-based compensation	8,335
Accrued Interest	32,583
Changes in operating assets and liabilities:	
Accounts receivable	22,070
Inventory	46,961
Current assets	(85,622)
Accounts payable	37,965
Credit cards	(4,808)
Accrued expenses	(89,497)
Deferred revenue	12,514
Net cash provided by (used in) operating activities	**(948,257)**
Cash Flows from Investing Activities	
Net cash used in investing activities	**-**
Cash Flows from Financing Activities	
Safe Notes	-
Issuance of Preferred Stock	436,318
Loan Payable Issued	1,406,100
Loan Payable Repayments	(936,390)
Net cash used in financing activities	**906,028**
Net change in cash and cash equivalents	**(42,229)**
Cash and cash equivalents at beginning of period	480,430
Cash and cash equivalents at end of period	**$ 438,202**

The accompanying footnotes are an integral part of these financial statements.

DRINK MONDAY, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022
(Audited)

Inventories are stated at the lower of cost or market value. Cost is determined by the first-in, first out (FIFO) method.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022 as there were no fixed assets.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2022, as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2021. The Company is taxed as a "C" Corporation.

DRINK MONDAY, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022
(Audited)

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2022, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling non-alcoholic spirits. The Company's payments are generally collected upfront. For year ending December 31, 2022 the Company recognized $3,724,908 in gross revenue and had deferred revenue balance of $12,514.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2022 the company had $4,129 in accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred. Such costs approximated $1,7884,133 for the year ended December 31, 2022.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The Company adopted this new standard on January 1, 2021 and the adoption did not have a material impact on its financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company adopted this new standard on January 1, 2021 and the adoption did not have a material impact on its financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software

DRINK MONDAY, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022
(Audited)

also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INVENTORIES

At December 31, 2022 inventory consisted of the following:

	2022
Raw Materials	237,986
Packaging	50,123
Work in Progress	333,681
Finished Goods	321,522
Inventory in Transit	-
Inventory Deposits	-
	$ 943,313

NOTE 4 – LOANS

Cash Advance Received

In 2022, the Company received cash advances of $230,000, $225,000 and $121,000, requiring principal repayment with 5.75%, 6% and 7.99% of transaction fees, respectively. By December 31, 2022, the Company had repaid all amounts due.

Additionally in 2022, the Company entered into a revenue loan financing agreement for an aggregate amount of $1,250,000, with an interest rate of 17%. In 2022 the Company received an advance of $800,000 related to the new agreement. The loans are repaid via receivables generated via the respective platforms and are taken out of sales until fully repaid. As a result of the revenue loan financing agreement, previous cash advances were all repaid in 2022 as such the balance as of December 31, 2022 for cash advances is $800,000 with accrued interest of $14,173.

NOTE 5 – INCOME TAX PROVISION

The Company will file its income tax return for the period ended December 31, 2022, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Since the passage of the Tax Cuts and Jobs Act of 2017 ("TJCA'), net operating losses can be carried forward indefinitely. The Federal net operating loss carryforward for tax purposes as of December 31, 2021 totaled $2,058,264. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes.

NOTE 6 – STOCKHOLDERS' EQUITY

DRINK MONDAY, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022
(Audited)

Common Stock

As of December 31, 2022, the Company has 8,500,000 shares of common stock issued and outstanding. No additional shares were issued in 2022. The company amended total authorized shares of common stock to 13,871,860 shares, $0.0001 par value.

Preferred Stock

In 2022, the Company amended the articles of incorporation to authorize a total of 2,803,410, $0.0001 par value, shares of preferred stock to be available for issuance. In 2022, the Company issued 262,241 shares of preferred stock through an equity financing event. As a result of the equity financing event, all non-crowdfunded outstanding SAFEs were converted into 1,535,963 shares of preferre d stock. As of December 31, 2022, the Company had 1,535,963 shares of preferred stock issued and outstanding.

Additional Paid-In Capital – SAFEs

In 2020, the Company issued Simple Agreements for Future Equity ("SAFEs") totaling $25,000. The SAFEs were automatically convertible into preferred units on the completion of an equity financing event ("Qualified Financing"). The conversion price is the lesser of the price per unit of preferred units received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $6,500,000 divided by the sum of all Company interests issued and outstanding, assuming exercise or conversion of all outstanding profits interest, vested and unvested options, warrants and other convertible securities, but excluding all SAFEs, convertible promissory notes, and including all interests reserved and available for future grant under any equity incentive or similar plan of the Company and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing.

In 2021, the Company issued Simple Agreements for Future Equity ("SAFEs") totaling $2,066,423. The SAFEs are automatically convertible into preferred stock on the completion of a transaction in which the Company raises capital by issuing equity securities ("Equity Financing"). The conversion price is the price per share equal to the quotient of $6,500,000, $7,000,000 or $15,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including all outstanding vested or unvested options or warrants to purchase capital stock, but excluding the issuance reserved for future issuance under an equity incentive plan, convertible promissory notes, and SAFEs.

In 2022 all non-crowdfunded SAFEs converted into preferred shares (refer above to preferred stock). As of December 31, 2022 the balance of SAFEs was $916,423.

NOTE 7 – STOCK BASED COMPENSATION

The Company adopted a 2021 Stock Option Plan ("2021 Plan") which permits the grant or option of shares to its employees for up to 1,500,000 shares. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders.

In 2021, the Company issued 1,142,000 stock options for common stock with an exercise price of $0.09 per share that vest over the period of four years. In 2022, the Comp nay issued 732,822 stock options for common stock with an exercise price of $0.09 and $0.38 per share that vest over one or two years. The fair value of each option award is estimated on the date of grant using a Black Scholes option-pricing model. The company uses the average volatility of peer companies to estimate expected volatility. The Company uses the average of the vesting and term of the option to estimate the expected term. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. Forfeitures are accounted for as they occur. The expected dividend yield is zero based on the Company not anticipating

DRINK MONDAY, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022
(Audited)

paying dividends in the foreseeable future. In 2022 95,834 options were cancelled. The company recorded a share-based compensation expense of $8,335 as of December 31, 2022.

Below are the Black Scholes factors utilized by management:

Exercise price	$	0.09 , $0.38
Fair value share price	$	0.09, $0.38
Expected volatility		35.0%
Expected term		1.00 years
Expected dividend rate		0.00%
Risk-free rate		2.31%
Fair value per share option	$	0.013 , $0.057

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 9 – SUBSEQUENT EVENTS

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,250,000 in preferred stock. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,250,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through StartEngine (the "Intermediary"). The Intermediary will be entitled to receive a 5.5% commission fee and 3% of the securities issued in this offering.

Management's Evaluation

DRINK MONDAY, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022
(Audited)

Management has evaluated subsequent events through March 29, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

1 DAY LEFT

INVEST IN DRINK MONDAY TODAY!

Award Winning Non-Alcoholic Spirits

With over $9 million in lifetime sales, Monday is setting the standard for non-alcoholic Spirits, a category that we feel is set to explode! We plan to advance our growth by ...
Show more

Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



$273,011.98 Raised

REASONS TO INVEST

- The no/low alcohol category just surpassed $11 billion in value (up from $8 billion in 2018) with consumption forecasted to increase by a third by 2026.
- We make award-winning products that people love. With over $9 million in lifetime sales, we're beyond product-market fit and have established Monday as one of the leading brands in an incredibly fast-growing category.
- Having served more than 100,000 customers online, it's time for Monday to expand into retail where people eat, drink, and shop. Led by seasoned drinks vet, Ken Young, the brick-and-mortar world is ours for the taking.

Invest Now
$1.66 Per Share

PREVIOUSLY CROWDFUNDED	
$1,324,127.92	
RAISED	**INVESTORS**
$273,011.98	267
MIN INVEST	**VALUATION**
$250.66	$23.03M

THE PITCH

Consumers are demanding alcohol alternatives and our mission is clear - bring our delicious, non-alcoholic drinks to the World! Join our journey as we build on our direct-to-consumer success and grow into retail. We pride ourselves on making top-shelf products with great liquid and standout packaging. Our new Leadership Team, led by drinks industry veteran, Ken Young, strengthens our team's proven track record of growing consumer brands. We've never been in a better position for growth!

THE OPPORTUNITY

Take Part in What We Believe is a Rarely Seen Category Expansion

Today's modern consumers are searching out better-for-you adult drinks. Many seek to moderate their alcohol intake, while others are removing it altogether, all while demanding sophisticated taste and a comparable experience.

Enter Monday. Our non-alcoholic Spirits provide the look, feel, and unmistakable taste of your favorite cocktails without the consequences of alcohol. We have successfully built an award-winning digital-first brand through direct-to-consumer sales online, and are now partnering with more retailers to expand our brick-and-mortar presence.

Looking beyond these channels, **Monday goes where traditional beverage alcohol brands can't**, directly serving the underserved needs of consumers and accounts by participating in events and social functions where alcohol can't be consumed.


FOOD & WINE
NYC's First Sober Dive Bar Is a Very Good Time
BOISSON
SOFT SPIRITS
NEW BAR
THE SPIRITED AWAY
WINE ENTHUSIAST
'It's Growing Every Day': The Rise of Non-Alcoholic Bottle Shops and Bars


ANTHROPOLOGIE
Fabulous!
Really Good

THE MARKET & OUR TRACTION

We're Riding a Tidal Wave of Growth

There is a drinking culture revolution underway.

The non-alcoholic Spirits market grew **113% year-over-year**, outpacing non-alcoholic beer, wine, and malt beverage peers (Jan 2022). While the global market has **exceeded $11 billion** in value, up from $8 billion in 2018! (source)

We launched as a digital-first brand and found early success

- Named "One of the Fastest Growing DTC Brands" by Business Insider
- Top Rated Non-Alc Spirits on Amazon
- Reached 100,000+ households

We've been testing our brand with select retail partners

- 1,000+ brick-and-mortar customers including independent retailers, restaurants, bars, and coffee shops
- 99.8% sell-through rate


HIGHLIGHTED RETAIL PARTNERS
Total Wine & MORE
BOISSON
HyVee
FOXTROT
ON THE HORIZON...
Binny's
bloomingdale's
Kroger
Harris Teeter
Publix
H-E-B

Since our launch in March 2020, we have earned **$9 million in lifetime sales**. We are among the top-rated non-alcoholic beverages on Amazon, and we have **won 13 awards from prestigious spirits groups**.




MEET OUR AWARD WINNING
ZERO ALCOHOL SPIRITS
Enjoy cocktails without compromise.

There is a social shift underway to offer, and encourage, moderation which is a huge tailwind for our category.


"All alcohol sales and service will be discontinued at the end of the 3rd quarter, except in the clubs and suites, where service will continue until after the end of the game." - Mission Statement Guest Behavior, NFL.com
"Dubbed Zero Proof, Zero Judgement, the American multinational hospitality company, Hyatt Hotels Corporation is pioneering a beverage menu consisting of taste-driven cocktails created without the alcohol."
"Drizly teams up with Boisson to launch first non alcoholic retailer on its platform."- Cision PR Newswire
NFL
HYATT
DRIZLY

*Source, source, source

From emerging trend to established better-for-you lifestyle, we're getting mainstream coverage for our brand and category.


FEATURED IN MULTIPLE MEDIA OUTLETS
LIQUOR.COM
Bloomberg
VOGUE
The New York Times
GQ
Forbes
The Washington Post
CBS NEWS
AND MORE...

WHY INVEST

Proven Brand & Fast Growing Category

We have a proven track record of delivering award-winning products and millions in revenue all with a digital-first direct-to-consumer approach. As the category gains critical mass, we have an opportunity over the next two years to cement our position as one of the leading Spirits brands in the U.S.

Our Growth Strategy

We take a "Perfect Pour" approach to Monday Markets.

We value quality over quantity in our retail expansion. This enables us to deliver potent brand activations, develop deep (not wide) relationships, and ensure our model works at a key market level before going national.


KEY MARKETS
LOS ANGELES
NEW YORK
CHICAGO
AUSTIN

With your help, this raise will enable us to put boots on the ground and expand our retail presence to seize this moment and lead the non-alcoholic cocktail revolution. **Join us as we bring the Monday Lifestyle to thirsty, healthy consumers across the country!**

Who We Are

We are a pioneering brand in the emerging non-alcoholic drinks category.


MONDAY
GLUTEN FREE
SUGAR FREE
CRUELTY FREE
100% VEGAN
0%

The name "Monday" was chosen to represent the start of a new week, and to encourage people to make a conscious decision to start off in a positive and refreshing way.

Our goal is to bring a touch of luxury and elegance to everyday life through our products and the cocktails you can craft, and to create a glamorous sense of nostalgia for a golden age of design.

We are committed to promoting a healthy, positive, and sustainable lifestyle, and to make it easy for people to make good choices.

Cheers!

ABOUT

HEADQUARTERS
5245 Avenida Encinas Suite A
Carlsbad, CA 92008

WEBSITE
View Site

With over $9 million in lifetime sales, Monday is setting the standard for non-alcoholic Spirits, a category that we feel is set to explode! We plan to advance our growth by expanding beyond our digital channels and into retail, restaurants, and bars across the country.

TEAM



Kenneth Allen Young
Chief Executive Officer

Ken has spent over 15 years creating wins for globally recognized beverage companies including Anchors Brewers & Distillers (sold to Sapporo), Gruppo Campari, Treasury Wine Estates, and Young's Market Company. Much of that time was spent around craft spirits, cocktail culture, and mixology. As an advisor and investor, Ken has guided many founder-led emerging beverage companies towards growth and maturity with his wealth of diverse category experience across many food & beverage verticals.

Ken works approximately 3 hours per week as Board Chairman for BASECAMP Consulting Group, and 1 hour per week as Managing Partner for Flywheel Strategic Partners in addition to his 40 hours per week in his role with Drink Monday.



Anthony Domenici
Chief Financial Officer

Anthony is a cross-functional executive that happens to be a financial expert. He's a well-rounded financial leader with 18+ years of experience in finance, treasury, and accounting. Extensive experience in public and private companies in financial services, real estate, and CPG industries. Dynamic thought leader and strategic business partner to all levels of an organization.

In addition to Anthony working approximately 35 hours per week in his role with Drink Monday, he also currently spends 5 hours a week serving as co-founder and CFO of BASECAMP Consulting Group.



Christopher L Boyd
Co-Founder & Chairman of the Board

Chris has spent the last 22 years passionately creating high impact wins for organizations that improve lives across a broad set of industries (Pharma, Biotech, Hospitality, Live Event, Mgmt Consulting, and Consumer Packaged Goods). The common threads from his deep experience includes transforming complex problems into tangible plans and deliverables, building effective teams that execute at a high level, and creating products / services that make a difference. Chris is also a 3x successful entrepreneur and founder dedicated fully to supporting the mission and vision of Monday.



Marcelo Mascarenhas Kertesz
Co-Founder & Board Member

Born in Brazil, Marcelo's career path has indeed been unique and diverse, but with creative excellence and a passion for strategy and results being a common theme throughout.

Starting with an award-winning career in advertising back in Brazil — where he worked for clients big and small, global and local —, Marcelo later ventured into the political world as a sharp creative and strategist, amassing an amazing track record in electoral marketing. Altogether, Marcelo has acted decisively in seven presidential elections, in five different countries, six which were victorious.

Now established in Southern California, Marcelo serves as the Chief Marketing Officer (CMO) at MANSCAPED and, as co-founder and previous Chief Creative, has a seat on the Board of Directors of Drink Monday.



Tonya Wearner
Co-Founder & Board Member

Tonya is the Senior Vice President of International Sales, Marketing and Supply Chain at Califia Farms. Leading market expansion in to new territories and channels of distribution along with local manufacturing solutions. She was previously the SVP of Ecommerce at Quest Nutrition and aided in their sale to The Simply Good Foods Company.



Garrett Potter
Investor & Board Member

Garrett is a CPG executive with 15+ years of experience working with high-growth companies. He began his career in M&A and fundraising, leading mid-market transactions across a variety of industries, then joined a private equity firm focused on growth capital investments in emerging lifestyle brands, including prAna, Boingo, Acorns Grow, and many others. For the past 8 years, Garrett has been working in CFO/COO roles for start-up CPG brands, leading one to an IPO (Hylete) and two others to strategic acquisitions (SKLZ; Vessel).

Garrett works approximately 40 hours per week as CFO/COO for goPure Brands in addition to working 2 hours per week in his roles with Drink Monday.



Michael Francis Marckx
Board Member

Michael Marckx is a global leader, brand strategist, TEDx Speaker and an event, media and storytelling maven, championing categories like apparel, footwear, watches, eyewear, accessories, and bicycles. He has spent his entire career immersed in the youth & sport cultures in various roles from Creative Director to CEO, Chief Marketing Officer to Chairman of the Board. He was president & CEO of SPY Inc, leading a massive turnaround of the publicly-traded brand, and his creative leadership has helped a varied list of other brands and institutions like Surfrider Foundation, adidas, Nixon, Billabong, Ocean Pacific, Globe, 100%, Bluetorch, Outdoor Retailer and Surfing Magazine to name a few. A frequent lecturer on Marketing, Branding & Culture, Marckx enjoys learning from anyone willing to share.



Ricardo Camargo
Investor & Board Member

Ricardo Camargo is a brand builder and business leader with 20+ years of experience in the global brand space. As the Founder and CEO of Vapor Studio, a global brand design consultancy, he has partnered with renowned clients such as adidas, Treasury Wine Estates, Medterra, Oakley, and Burton, specializing in innovative brand strategy. Ricardo's expertise spans a range of verticals, including food & beverage, health & wellness, and consumer electronics. He brings a wealth of knowledge and experience to every project, helping his clients achieve their business goals and create consumer-centric experiences.



Taylor Hartley Foxman-Weiner
Board Member

Taylor is a strategic advisor for 40 CEOs of leading emerging beverage brands globally; additionally she serves as a board advisor for 4 venture capital firms, hosts 2 podcasts on the convergence of retail, beverage and culture and contributes to Rolling Stone via her role on the Culture Committee. Prior to The Collective, Foxman served various roles across global beverage corporations such as Gruppo Campari, Boston Beer Company, Pernod Ricard, Stoli Group, Sidney Frank, Edrington Americas and more.

TERMS

Drink Monday

Overview

PRICE PER SHARE
$1.66

VALUATION
$23.03M

DEADLINE
Jun 30, 2023

FUNDING GOAL
$15k - $1.5M

Breakdown

MIN INVESTMENT
$250.66

OFFERING TYPE
Equity

MAX INVESTMENT
$1,499,997.58

ASSET TYPE
Preferred Stock

MIN NUMBER OF SHARES OFFERED
9,036

SHARES OFFERED
Series Seed Preferred Stock

MAX NUMBER OF SHARES OFFERED
903,613

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

Risks

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based Perks

Early Bird Bonus

Invest at any level within the first two weeks and receive 5% bonus shares

Avid Investor Perks

These are time-based at a specific level of investment

$5,000+ within first 72 hours and get 15% bonus shares

$5,000+ within the following two weeks get 10% bonus shares

Amount-Based Perks

$250+ | Tier One

Invest $250+ and receive one bottle of your choice, delivered to your door ($45 value)

$500+ | Tier Two

Invest $500+ and in addition to the above, receive one bottle of our exclusive new Spirit before it's available to the public ($90 value)

$1,000+ | Tier Three

Invest $1,000+ and in addition to the above, you'll be fully stocked with our Trio Spirit pack including Gin, Whiskey, & Mezcal ($225 value)

$2,000+ | Tier Four

Invest $2,000+ and in addition to the above, you'll receive an additional $200 of Monday Spirits of your choice

$5,000+ | Tier Five

Invest $5,000+ and in addition to the above, you'll receive an additional $500 of Monday Spirits of your choice

$10,000+ | Tier Six

Invest $10,000+ and in addition to the above, you'll receive an additional $1,000 of Monday Spirits of your choice

$25,000+ | Tier Seven

Invest $25,000+ and in addition to the above, you'll receive an additional $2,500 of Monday Spirits of your choice

$50,000+ | Tier Eight

Invest $50,000+ and in addition the above, you'll become a coveted Monday Tastemaker Member (you'll be included in our R&D process, being able to sample new products and provide feedback to our team before they hit market)

Loyalty Bonus

5% Bonus Shares to Loyalty Members.

The 10% StartEngine Owners' Bonus

Drink Monday, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed Preferred Stock at $1.66 / share, you will receive 110 shares of Series Seed Preferred Stock, meaning you'll own 110 shares for $166. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus, in addition to the aforementioned bonus.

PRESS

Liquor.com
The Best Non-Alcoholic Spirits and How to Use Them
View Article

Bloomberg
Six Zero-Proof 'Liquors' That Taste Almost Like the Real Thing
View Article

Vogue
What to Drink If You're Not Drinking: The Best Non-Alcoholic Spirits for Dry January
View Article

GQ
The Best Non-Alcoholic Drinks Will Leave You Feeling Good the Next Day
View Article

Forbes
12 Non-Alcoholic Drinks To Get The Party Started This Holiday Season
View Article

Show More Press

Stack Owner's Bonus & Rewards!
Members get an extra 10% shares in addition to rewards below!

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Drink Monday.

$250
EARN 10% BONUS SHARES
Earn 10% bonus shares in this investment and all eligible investments for an entire year. If you are not already an Owners bonus holder, you can join now, for $275, billed annually.
Select

$250
TIER ONE
Invest $250+ and receive one bottle of your choice, delivered to your door ($45 value).
Select

$500
TIER TWO
Invest $500+ and in addition to the above, receive one bottle of our exclusive new Spirit before it's available to the public ($90 value).
Select

$1,000
TIER THREE
Invest $1,000+ and in addition to the above, you'll be fully stocked with our Trio Spirit pack including Gin, Whiskey, & Mezcal ($225 value).
Select

$2,000
TIER FOUR
Invest $2,000+ and in addition to the above, you'll receive an additional $200 of Monday Spirits of your choice.
Select

$5,000
TIER FIVE
Invest $5,000+ and in addition to the above, you'll receive an additional $500 of Monday Spirits of your choice.
Select

$10,000
TIER SIX
Invest $10,000+ and in addition to the above, you'll receive an additional $1,000 of Monday Spirits of your choice.
Select

$25,000
TIER SEVEN
Invest $25,000+ and in addition to the above, you'll receive an additional $2,500 of Monday Spirits of your choice.
Select

$50,000
TIER EIGHT
Invest $50,000+ and in addition the above, you'll become a coveted Monday Tastemaker Member (you'll be included in our R&D process, being able to sample new products and provide feedback to our team before they hit market).
Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

PR **Pasala Ravichandran**
23 days ago

I ordered 2 bottles, whiskey and Gin and also invested just a $1000. I will get my drinks and test them before I invest more, I am a real...
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1 0

KY **Ken Young**
Drink Monday • 23 days ago

Hi Pasala, thank you for the support and looking forward to hearing your feedback. What is your preference on drinking ...
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0

DF

Derek Fenwick
a month ago

Hi Ken, thanks for the invitation for questions. I want to ask about exit strategy. There are thousands of companies that have raised ...
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2 0

KY

Ken Young
Drink Monday • 23 days ago

Hey Derek, thank you for taking part!
...
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0

View 1 more reply

JT

Jessica Truelyt
a month ago

Excited to support the growth of Drink Monday! I'm in SoCal and would love an opportunity to tour the distillery/tasting room.

1 0

KY

Ken Young
Drink Monday • a month ago

Thanks so much Jessica! Especially love the homefield (socal) support 🙏 ...
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0

MD

Michelle Duvall
2 months ago

I own a bar/restaurant/indoor golf club in Madison, WI. We have one of the largest N/A bar programs in the state. (Having been ...
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1 0

KY

Ken Young
Drink Monday • 2 months ago

Heya Michelle! Thanks SO much for sharing this! Love hearing about your story and that's you are serving drinks + selling ...
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0

CZ

Christopher Zusin 10 INVESTMENTS
2 months ago

Can you guys explain the loan at 17% interest that also appears to have a 3.5% revenue share as a return of principal? 17% is mind-...
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CZ

Christopher Zusin 10 INVESTMENTS
11 days ago

That makes way more sense and I feel much better about the investment round. Thank you, Ken.

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TB

Taylor Bullock
2 months ago

Hello, can you advise how this affect my Crowd SAFE inventment on Republic? This is how the contract reads below, which makes me ...
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1 0

KY

Ken Young
Drink Monday • 2 months ago

Hi Taylor, I replied to you over email and should be able to get this sorted out shortly!

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CZ

Christopher Zusin 10 INVESTMENTS
2 months ago

When are your 2022 financials coming out?

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CZ

Christopher Zusin 10 INVESTMENTS
2 months ago

Hi, Ken. Not sure what all the rest of the talk about SEC regs was for. It's a simple question with a simple answer, which you provided:. ...
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GM

Gordon Meyer
2 months ago

Kickstarter backer #259 here. I was hoping you'd give SE a try eventually....
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1 0

KY

Ken Young
Drink Monday • 2 months ago

Ah, thanks Gordon! Appreciate you being here since day one!
...
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Jonathan Ralston
3 months ago

I was part of an investment round in June of last year and jumped at the opportunity to be a part of Monday's continued growth. Best ...
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1 0

Ken Young
Drink Monday • 2 months ago

Appreciate you Jonathan! Your additional investment here means so much to our team!...
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Shaun McKinley
3 months ago

Excited for the growth of this company! The leadership team is amazing.

1 0

Ken Young
Drink Monday • 2 months ago

Shaun, too kind! Thanks so much 🙏

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hi, I'm Ken, the CEO for Drink Monday and we make amazing award-winning non-alcoholic spirits so that you can make cocktails without compromise. We're raising money in this crowd fund to help expand our brand into retail so that we can show up in bars and restaurants near you. We've won 13 awards since we launched in 2019. For packaging design and for liquid and our products are crafted to look, feel, and most importantly taste like a top shelf cocktail. We make an amazing London dry style Gin, a whiskey, and a mezcal that packs a punch. Since our launch in 2019, we've achieved more than $9,000,000 in lifetime sales on our online platforms. Monday Spirits are not only non-alcoholic, but they're also zero calorie, zero sugar, and gluten free. The social movement of alcohol moderation is well underway, as evidenced by the growth in our category, which recently surpassed $11 billion in value, up from 8 billion in 2018. We chose the brand name Monday to represent the start of a new week and to encourage people to make a conscious choice to start off in a positive and refreshing way. Support the mission, join the movement, and invest today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDMENT
TO CERTIFICATE
OF INCORPORATION
for
DRINK MONDAY, INC.,
a Delaware corporation

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:19 PM 04/04/2023
FILED 05:19 PM 04/04/2023
SR 20231295034 - File Number 7455482

The undersigned, Ken Young, hereby certifies as follows:

1. He is the duly elected, qualified and acting Chief Executive Officer of Drink Monday, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "**Corporation**").

2. The first two paragraphs of Article V, including, subsections (i) and (ii) are hereby deleted in its entirety and replaced with the following:

> "The total number of shares of all classes of stock that the Corporation has authority to issue is 19,203,610, consisting of:
>
> (i) 15,136,030 shares of Common Stock, $0.0001 per share ("***Common Stock***"); and
> (ii) 4,067,580 shares of Preferred Stock, $0.0001 per share ("***Preferred Stock***").
>
> The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, 2,800,133 shares of Preferred Stock are hereby designated "***Series Seed Preferred Stock***" and 1,267,477 shares of Preferred Stock are hereby designated "***Series Seed Shadow Preferred Stock***"."

3. The amendment set forth herein shall become effective immediately upon the filing of this Certificate of Amendment.

4. The amendment set forth herein has been duly approved and adopted by the Board of Directors of this Corporation.

5. The necessary number of issued and outstanding shares of capital stock of the Corporation required by statute was voted in favor of the amendment.

6. Such amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Drink Monday, Inc., has caused this certificate to be signed by Ken Young, its Chief Executive Officer, on March 29, 2023.

By: ______________________________
Ken Young, Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:19 PM 04/04/2023
FILED 05:19 PM 04/04/2023
SR 20231295034 - File Number 7455482

AMENDMENT TO CERTIFICATE OF INCORPORATION for DRINK MONDAY, INC., a Delaware corporation

The undersigned, Ken Young, hereby certifies as follows:

1. He is the duly elected, qualified and acting Chief Executive Officer of Drink Monday, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "**Corporation**").

2. The first two paragraphs of Article V, including, subsections (i) and (ii) are hereby deleted in its entirety and replaced with the following:

> "The total number of shares of all classes of stock that the Corporation has authority to issue is 19,203,610, consisting of:
>
> (i) 15,136,030 shares of Common Stock, $0.0001 per share ("***Common Stock***"); and
> (ii) 4,067,580 shares of Preferred Stock, $0.0001 per share ("***Preferred Stock***").
>
> The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, 2,800,133 shares of Preferred Stock are hereby designated "***Series Seed Preferred Stock***" and 1,267,477 shares of Preferred Stock are hereby designated "***Series Seed Shadow Preferred Stock***"."

3. The amendment set forth herein shall become effective immediately upon the filing of this Certificate of Amendment.

4. The amendment set forth herein has been duly approved and adopted by the Board of Directors of this Corporation.

5. The necessary number of issued and outstanding shares of capital stock of the Corporation required by statute was voted in favor of the amendment.

6. Such amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:57 PM 07/22/2022
FILED 03:57 PM 07/22/2022
SR 20223065439 - File Number 7455482

DRINK MONDAY, INC.

RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Drink Monday, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), does hereby certify as follows.

1. The name of this corporation is Drink Monday, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on June 6, 2019 under the name Drink Monday, Inc.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

> RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 22nd day of July 2022.

By: /s/ Chris Boyd
Chris Boyd, CEO

Exhibit A

DRINK MONDAY, INC.

RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME.

The name of this corporation is Drink Monday, Inc. (the "***Corporation***").

ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Delaware is 651 N Broad St STE 201, Middletown, Delaware 19709, County of New Castle. The name of its registered agent at such address is LegalInc Corporate Services Inc.

ARTICLE III: DEFINITIONS.

As used in this Restated Certificate (the "***Restated Certificate***"), the following terms have the meanings set forth below:

"***Board Composition***" means that for so long as at least 25% percent of the initially issued shares of Preferred Stock remain outstanding:

(a) the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect 6 directors of the Corporation;

(b) the holders of record of the shares of Preferred Stock, exclusively and as a separate class, shall be entitled to elect 1 director of the Corporation; and

(c) additional directors, if any, shall be elected by the affirmative vote of a majority of the Preferred Stock and Common Stock, voting together as a single class on an as-converted basis.

"***Original Issue Price***" means $1.7416 per share for the Preferred Stock.

"***Requisite Holders***" means the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis and excluding any holders of Series Seed Shadow Preferred Stock (as defined herein)).

ARTICLE IV: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "***DGCL***").

ARTICLE V: AUTHORIZED SHARES.

The total number of shares of all classes of stock that the Corporation has authority to issue is 16,675,270, consisting of:

(i) 13,871,860 shares of Common Stock, $0.0001 per share ("***Common Stock***"); and

(ii) 2,803,410 shares of Preferred Stock, $0.0001 per share ("***Preferred Stock***"). The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, 1,535,963 shares of Preferred Stock are hereby designated "***Series Seed Preferred Stock***" and 1,267,447 shares of Preferred Stock are hereby designated "***Series Seed Shadow Preferred Stock***".

A. COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock.

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Restated Certificate.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1. Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.

1.1 Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3 Deemed Liquidation Events.

1.3.1 Definition. Each of the following events is a "***Deemed Liquidation Event***" unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the

Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2. Voting.

2.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter (excluding from all such calculations all holders of Series Seed Shadow Preferred Stock. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Voting Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Series Seed Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation. For the avoidance of doubt, holders of Series Seed Shadow Preferred Stock shall have the same rights, duties, and obligations as other holders of Preferred Stock except they will not be entitled to participate in any vote of the Corporation, including upon conversion to Common Stock.

2.2 Voting Procedures. Each holder of Series Seed Preferred Stock (or, if converted or exchanged, such class of stock into which the Series Seed Preferred Stock may be converted or exchanged) shall have seven (7) calendar days after receipt of notice (the "**Notice Period**") of any action subject to a vote of the holder. If a holder of Series Seed Preferred Stock fails to vote within the Notice Period, such failure will serve as authorization for the Board to vote such holder's shares; provided, however, that if less than 33% of the Series Seed Preferred Stock (or, if converted or exchanged, such class of stock into which the Series Seed Preferred Stock may be converted or exchanged) have voted within the Notice Period, the Notice Period will be extended by a minimum of seven (7) calendar days up to a maximum of fourteen (14) calendar days until at least 33% of the Series Seed Preferred Stock (or, if converted or exchanged, such class of stock into which the Series Seed Preferred Stock may be converted or exchanged) have voted on such action, and if, after the Notice Period has been extended up to the maximum fourteen (14) calendar days, less than 33% of the Preferred Stock (or, if converted or exchanged, such class of stock into which the Series Seed Preferred Stock may be converted or exchanged) have voted on such action, the Board shall be authorized to vote on such action on behalf of such shares that failed to vote in the Board's discretion.

2.3 Election of Directors. The holders of record of the Company's capital stock are entitled to elect directors as described in the Board Composition. Any director elected as provided in the preceding sentence may be removed without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

2.4 Preferred Stock Protective Provisions. At any time when at least 25% of the initially issued shares of Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a) alter the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b) increase or decrease the authorized number of shares of any class or series of capital stock;

(c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(e) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(f) increase or decrease the number of directors of the Corporation;

(g) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.4.

3. Conversion. The holders of the Preferred Stock have the following conversion rights (the "***Conversion Rights***"):

3.1 Right to Convert.

3.1.1 Conversion Ratio. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The "***Conversion Price***" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Restated Certificate.

3.1.2 Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event herein, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2 Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Common Stock, a holder of Preferred Stock shall surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "***Contingency Event***"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of this Restated Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 Reservation of Shares. For the purpose of effecting the conversion of the Preferred Stock, the Corporation shall at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3 Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as provided in this Restated Certificate shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

3.4 Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "***Original Issue Date***" for such series of Preferred Stock) effects a subdivision of the outstanding Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5 Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, in the event a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

(b) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

3.6 Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7 Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8 Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation shall provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Restated Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.10 Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "***Mandatory Conversion Time***"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11 Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. Dividends. The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. Waiver. Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. Notice of Record Date. In the event:

(a) the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice.

8. Notices. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI: PREEMPTIVE RIGHTS.

No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII: STOCK REPURCHASES.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors, or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock of the Corporation.

ARTICLE VIII: BYLAW PROVISIONS.

A. AMENDMENT OF BYLAWS. Subject to any additional vote required by this Restated Certificate or bylaws of the Corporation (the "***Bylaws***"), in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B. NUMBER OF DIRECTORS. Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C. BALLOT. Elections of directors need not be by written ballot unless the Bylaws so provide.

D. MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE IX: DIRECTOR LIABILITY.

A. LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B. INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C. MODIFICATION. Any amendment, repeal, or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE X: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. "***Excluded Opportunity***" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "***Covered Person***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

* * * * *

Exhibit G to Form C

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